TABATHA IV, INC.
2735 Villa Creek
Suite 175
Dallas, Texas 75234
(469) 522-6222
(469) 522-6225 (fax)

March 17, 2006

Mr. Brian K. Bhandari
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Tabatha IV, Inc.
Form 8-K
Filed March 16, 2006
File No. 000-31765

Dear Mr. Bhandari:

This is in response to the Staff’s letter of comment dated March 17, 2006, relating to the captioned filing of Tabatha IV, Inc. (the “Company”). In reply to such letter, please be advised that the Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your attention.
Sincerely,
TABATHA IV, INC.

By: /s/ MIMBI ROBERTSON
Mimbi Robertson, President